EXHIBIT 8.1

Subsidiaries of the Registrant

Name of Subsidiaries	Place of Incorporation
1. First Space Holdings Limited	British Virgin Islands
2. Wuxi Seamless Oil Pipe Co. Ltd.	PRC
3. Jiangsu Fanli Pipe Co. Ltd.	PRC
4. Liaoyang Seamless Oil Pipes Co. Ltd.	PRC
5. Songyuan Seamless Oil Pipes Co. Ltd.	PRC
6. Houston OCTG Group, Inc.	United States
7. Mengfeng Special Steel Co. Ltd.	PRC
8. Bazhou Seamless Oil Pipes Co. Ltd.	PRC
9. Luntai County Longhua Mining Industrial Co., Ltd.	PRC